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                            July 17, 2023

       Dante Picazo
       Chief Executive Officer
       Cannabis Bioscience International Holdings, Inc.
       6201 Bonhomme Road
       Suite 466S
       Houston, TX 77036

                                                        Re: Cannabis Bioscience
International Holdings, Inc.
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed July 10, 2023
                                                            File No. 333-267039

       Dear Dante Picazo:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 6, 2023 letter.

       Amendment No. 4 to Form S-1 Filed July 10, 2023

       Amendment No. 3 to Form S-1 Filed June 8, 2023
       Exhibit 23.1, page 1

   1.                                                   Please provide an
updated consent letter from your independent auditor.
       Audited Consolidated Financial Statements, page 73

   2. Please provide updated financial statements for the year ended May 31, 2023 pursuant to
                                                        Rule 8-08(a) and (b) of
Regulation S-X.
 Dante Picazo
FirstName  LastNameDante  Picazo Holdings, Inc.
Cannabis Bioscience International
Comapany
July       NameCannabis Bioscience International Holdings, Inc.
     17, 2023
July 17,
Page  2 2023 Page 2
FirstName LastName
General

3. The opinion does not cover the same number of shares to be sold by selling stockholders as the prospectus. Please revise.
        You may contact Ta Tanisha Meadows at 202-551-3322 or Theresa Brillant at 202-551-
3307 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Lilyanna Peyser at 202-551-
3222 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:      Barry J. Miller